UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Viatel Holding (Bermuda) Limited, the pan-European provider of advanced data and IP communications services, today announced that it has entered into a memorandum of understanding (MOU) to sell 50% of its European long haul network to Global Voice Group Limited (GVG). GVC is currently the owner of 14 metropolitan network in cities throughout Europe.
Under the proposed transaction, Viatel will receive:
•	A cash payment of 25m Euros on closing
•	5 pairs of metro fibre in each of 7 European cities — Amsterdam, Utrecht, Rotterdam, Frankfurt, Hamburg and Düsseldorf and London (when complete) totalling over 750 route kilometres, and
•	Preferential pricing for up to 2 additional fibres and building access.
In turn, GVC will acquire half of Viatel’s existing backbone network assets through an effective 100-year lease with an option to acquire ownership of the assets at a date to be agreed. Viatel will also assign to GVC existing wholesale customer revenues totalling approximately €2.6m per year.
After an initial period of two years, GVC will also contribute 50% per year in respect of the network’s operating costs. In addition, GVC and Viatel will enter into a 50/50 JV company to acquire new equipment, as and when required, for the purpose of adding “state of the art” transmission equipment to the network.
Through this deal Viatel will be combining ownership of an advanced backbone fibre backbone network with metro fibre reach into major business districts. Following closing, Viatel will be able to offer its business customers managed IP network services and Voice over IP direct to their premises without being dependent on local third party suppliers.
Viatel’s CEO, Lucy Woods said; “This is an exciting deal for Viatel; our revenue growth has been strong, and with this additional network reach and substantial contribution to our network costs, we will have a platform to extend our addressable market and further improve our services to customers.”
The MOU envisages completion of the transaction, subject to and following completion of satisfactory due diligence and agreement on definitive legal documentation, by 31 March 2006.
Note:
This will add to Viatel’s infrastructure which currently consists of:
•	A 6,800 kilometre pan-European fibre network connecting Germany, France, Belgium, Holland, Switzerland and the UK, built at a cost of 1.2 billion Euros
•	Two undersea cross-channel cables linking Continental Europe to the UK
•	Metropolitan fibre network infrastructure in each of Paris, London and Frankfurt

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Stuart Blythe
	Name:	Stuart Blythe
	Title:	Group General Counsel

Date: February 7, 2006